19 September 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 109,500 Reed Elsevier PLC ordinary shares at a price of 1009.9915p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 129,258,435 ordinary shares in treasury, and has 1,140,639,898 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 29,811,601 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 63,500 Reed Elsevier NV ordinary shares at a price of €18.0752 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 75,653,244 ordinary shares in treasury, and has 660,942,622 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 17,258,051 shares.